UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 23)1

PulteGroup, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

745867101
(CUSIP Number)

William J. Pulte
6515 Thomas Jefferson Court
Naples, Florida 34108
(239) 514-5045

with a copy to:

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 6, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 745867101

1	NAME OF REPORTING PERSON William J. Pulte Trust dtd 01/26/1990
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,117,664
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,138,064
	10	SHARED DISPOSITIVE POWER 17,979,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,117,664
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 745867101

1	NAME OF REPORTING PERSON Joan B. Pulte Trust dtd 01/26/1990
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,622,575
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,622,575
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,622,575
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 745867101

1	NAME OF REPORTING PERSON William J. Pulte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,117,664
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,138,064
	10	SHARED DISPOSITIVE POWER 17,979,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,117,664
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 745867101

The following constitutes Amendment No. 23 to the Schedule 13D filed by the undersigned (“Amendment No. 23”).  This Amendment No. 23 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

On January 6, 2017, the Oakland County Probate Court of the State of Michigan entered an ex parte order, pending a hearing, suspending Mr. Pulte as trustee of the Joan B. Trust. Mr. Pulte has filed a motion contesting the court’s subject matter jurisdiction over the trust and personal jurisdiction over Mr. Pulte. Accordingly, pending the resolution of Mr. Pulte’s motion, the Joan B. Trust shall cease to be a Reporting Person immediately after the filing of this Amendment No. 23. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of PHM to the extent required by applicable law.  Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Common Shares reported owned by each person named herein is based upon 330,739,747 Common Shares outstanding as of October 14, 2016, which is the total number of Common Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 20, 2016.

As of the close of business on January 27, 2017, 23,117,664 Common Shares were held in the Pulte Trust and 7,622,575 Common Shares were held in the Joan B. Trust, constituting approximately 7.0% and 2.3%, respectively, of the Common Shares outstanding.

Mr. Pulte, as the trustee of the Pulte Trust, may be deemed to beneficially own the 23,117,664 Common Shares beneficially owned by the Pulte Trust, constituting approximately 7.0% of the Common Shares outstanding.

Excluded from Mr. Pulte’s beneficial ownership are 134,606 Common Shares directly owned by Mr. Pulte’s spouse, Karen Pulte, which Mr. Pulte expressly disclaims beneficial ownership of by virtue of his inability to exercise voting or investment power over such Common Shares.

(b)           Each of the Pulte Trust and Mr. Pulte may be deemed to have the sole power to vote or direct the vote of the Common Shares held in the Pulte Trust. Except for 17,979,600 Common Shares that have been pledged as collateral for certain loan obligations, as has previously been disclosed, the Pulte Trust and Mr. Pulte may be deemed to have the sole power to dispose or direct the disposition of the Common Shares held in the Pulte Trust.

The Joan B. Trust may be deemed to have the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Shares held in the Joan B. Trust.

(c)           Except as otherwise set forth in Item 6 below, there have been no transactions in the securities of PHM by the Reporting Persons during the past 60 days.

CUSIP NO. 745867101

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 25, 2017, Pulte Trust closed the refinancing of certain obligations in connection with those certain loan/collar transactions initially entered into on July 21 and July 24, 2014. The purpose of the refinancing transaction (the “January 2017 Refinancing Transaction”) is to provide Pulte Trust with liquidity to, among other things, further its philanthropic endeavors while protecting itself against risks associated with a potential decline in PHM’s stock price. Pulte Trust does not have any intention to deliver any Common Shares in connection with the January 2017 Refinancing Transaction or any other loan agreements previously disclosed.

Pursuant to the January 2017 Refinancing Transaction, Pulte Trust received a new loan in the principal amount of $39,789,570, with an effective interest rate of 2.604% (calculated using daily compounding) and matures on November 14, 2018, and entered into the following collar: Pulte Trust sold to a counterparty a European-style call option referencing an aggregate of 3,413,900 Common Shares, which has an exercise price of $24.5860 per Common Share and expires on November 14, 2018; and Pulte Trust purchased from a counterparty a European-style put option referencing an aggregate of 3,413,900 Common Shares, which has an exercise price of $12.2124 per Common Share and expires on November 14, 2018. 3,413,900 Common Shares continue to serve as collateral for the new loan as was the case for the prior loans.

On January 27, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 23 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of PHM to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement, dated January 27, 2017.

CUSIP NO. 745867101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 27, 2017

WILLIAM J. PULTE TRUST DTD 01/26/90

By:	/s/ William J. Pulte
	Name:	William J. Pulte
	Title:	Trustee

JOAN B. PULTE TRUST DTD 01/26/90

By:
Name:
Title:

/s/ William J. Pulte
WILLIAM J. PULTE